Exhibit 10.17
February 8, 2006

Michael James Leedy
318 Meadow lane
Sewickley, PA 15143
VIA EMAIL
Dear Michael:
It is with great pleasure that we offer you the opportunity to join Chico’s FAS, Inc. as our Chief Marketing Officer. This offer is subject to, and contingent upon, the approval of our Board of Directors. As you are aware, Chico’s is a fast-growing respected organization within which marketing is a key driver of our success. As one of the top specialty retailers we offer tremendous opportunity for personal and professional growth. Please let this letter serve as an offer to join Chico’s FAS, Inc. and your acceptance of that offer. The following will outline the specifics:

Title:	Senior Vice President & Chief Marketing Officer

Duties:	Member of the Management Committee. Responsible for all of the marketing activities, including distinct catalogs and websites for each Chico’s brand as set forth more fully in the attached position description. Duties currently include oversight of e-commerce initiatives for all brands.

Reporting to:	Chief Operating Officer

Base Salary:	$525,000.00 annually

Start Date:	April 3, 2006

Incentive Bonus:	Range: 60%-120% of base salary earned during the semi annual bonus period, which is contingent upon the achievement of corporate financial targets established by the Chico’s Board of Directors; paid semi-annually (generally in September and March). Bonus for the 2006 Spring season will be prorated based on actual employment start date. Our two semi-annual bonus periods are February thru July and August thru January. Payouts normally occur at or around the time of our earnings release in early March, and early September.

Super Bonus:	Chico’s currently has a Super Bonus program for certain members of management. The super bonus payout is currently based on achievement of financial performance objectives, incremental to the annual operating plan established by the Chico’s Board of Directors. The Super Bonus is subject to annual approval by the Board of Directors. The Board is currently reviewing this program for 2006. In 2005, the Super bonus opportunity for this position was 30% of base earned during the fiscal year. To qualify for any super bonus payout, Chico’s FAS, Inc. must achieve its EPS growth plan for fiscal 2006. Super Bonuses are paid on an annual basis. Any earned payout is
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Chico’s FAS, Inc. • 11215 Metro Parkway • Fort Myers, Florida 33912 • (239) 277-6200

Michael J. Leedy
February 8, 2006

expected to be paid at or around the time of the earnings release, during the first week of March. This program must be approved by the Board of Directors and has not yet been reviewed for the 2006 fiscal year. If the Board of Directors does not renew the Super Bonus program for 2006 no payments will be made regardless of performance.

Stock options:	A one-time grant on start date of 35,000 non-qualified stock options at Fair Market value on date of hire. These options will vest over a 3-year period with one-third vesting each year on the anniversary of your hire date. You will be eligible for additional grants at the end of each fiscal year.

Restricted Stock:	A one-time grant on start date of 5,000 shares of restricted stock with two-year vesting. These shares will vest over a two-year period with one-half vesting on each of the first and second anniversaries of your hire date. You will be eligible for additional grants at the end of each fiscal year.

Equity Compensation Value:	Total value of options and Restricted Stock = $967,500
Black Scholes Value of 35,000 options is approximately $752,500 based on $43 stock price and 50% Black-Scholes valuation. Value of the Restricted Stock is approximately $215,000 based upon $43 stock price. For more complete information, please see the attached Chico’s FAS, Inc. 2002 Omnibus Stock and Incentive Plan.

Severance:	If we terminate your employment without cause, we will continue to pay you your base salary for a period of twelve-months following the date of termination. In general terms, cause shall mean any action or inaction by you that causes the company substantial harm. If, however, Chico’s adopts a severance plan applicable to all officers, you agree that any such plan will supersede the provisions of this paragraph.

Change of Control:	If there is a greater than 50% change in Company ownership or greater than 50% turnover in the Company’s Board of Directors in any 12 month period that results in your good faith determination that you can no longer adequately perform your duties as a senior officer resulting in your voluntarily terminating your employment, then you will be entitled to a lump sum payment of your annual salary. If, however, Chico’s adopts a severance plan applicable to all officers that covers a change of control, you agree that such plan will supersede the provisions of this paragraph.

Change of Management:	If both Scott Edmonds and Charles Nesbit cease to be employed by Chico’s, for any reason, within the first year of your employment that results in your good faith determination that you can no longer adequately perform your duties as a senior officer resulting in your

Michael J. Leedy
February 8, 2006

voluntarily terminating your employment then you will be entitled to a lump sum payment of your annual salary; provided, however, that your rights under this paragraph must be exercised within 90 days of the last of Mr. Edmonds or Mr. Nesbit leaving and you must provide Chico’s with at least 90 days written notice of your intention to voluntarily terminate your employment. If you exercise your rights under this paragraph, you agree to execute a Non-Competition and Non-Solicitation Agreement substantially in the form of the Agreement attached to this letter.

Timing of Payments:	In the event that at the time your employment with Chico’s FAS, Inc. terminates Chico’s FAS, Inc. is publicly traded (as defined in Section 409A of the Internal Revenue Code), any amounts payable under this Offer Letter that would otherwise be considered deferred compensation subject to the additional twenty percent (20%) tax imposed by Section 409A if paid within six (6) months following the date of termination of Chico’s FAS, Inc. employment shall be paid at the later of the time otherwise provided in the Offer Letter or the time that will prevent such amounts from being considered deferred compensation.

Car Allowance:	$12,000.00 annually ($1,000 per month.)

Time Off:	You will be eligible for three weeks of vacation per calendar year starting in 2006, as well as three personal, one floating holiday, and up to six sick days per year.

Annual Review:	Merit reviews and equity grants for officers are considered at the end of the fiscal year, approximately February of each year.
You will also be eligible to participate in Chico’s FAS, Inc. comprehensive benefits program outlined below:

Group Insurance Plan:	Medical/Dental/Vision
Chico’s will reimburse you for COBRA premiums on medical insurance with your old company until you are eligible for the Chico’s medical insurance. If you elect not to enroll in the Chico’s program when eligible, COBRA payments will cease.

Eligibility Date: first day of the month after 60 days of employment

Life Insurance:	Chico’s provides term insurance equal to 1X your base salary; in addition Chico’s provides accidental death and dismemberment insurance equal to 1X your base salary. Supplemental insurance is available for purchase.

Eligibility Date: first day of the month after 60 days of employment

Michael J. Leedy
February 8, 2006

401(k) Plan:	Eligible deferral of 1-50% of your compensation (subject to an IRS maximum), with a match of 50% of the first 6% of compensation you defer.
You will be able to roll over existing qualified funds immediately.

Eligibility Date: first quarter after 12 months of employment

Deferred Compensation
Plan:	As an officer of Chico’s, you will be immediately eligible to participate in the
Chico’s Deferred Compensation Plan. You will have the opportunity to defer pre-tax compensation (less applicable FICA/Medicare tax withholding). You may defer up to 80% of your base salary payable during 2006, and up to
100% of your semi-annual bonus paid for the second half of 2006, payable in
March 2007.

Stock Purchase
Plan:	Opportunity to purchase Chico’s stock directly from the company, two times a year, in March and September.

Eligibility Date: March, 2007
Relocation:
In order to ensure a successful relocation, Chico’s FAS, Inc. will provide the following relocation assistance:
•	Purchase of your home in Sewickley, PA.

•	Packing of household goods

•	Movement and insurance of household goods from Sewickley, PA to Fort Myers, FL

•	Temporary storage of household goods up to six months (if necessary)

•	Temporary housing up to six months (if necessary)

•	Movement of vehicle(s) from Sewickley, PA to Fort Myers, FL

•	Transportation for your final relocation trip from Sewickley, PA to Fort Myers, FL

•	Reimbursement of up to $10,000.00 for documented miscellaneous relocation expenses associated with the sale of your Sewickley home and the purchase of a home in southwest Florida. Points or other fees paid to lower the interest rate on a mortgage are not eligible for reimbursement.

•	Reimbursement for up to two months of COBRA insurance coverage with your current provider

•	Up to six airline tickets for return trips to Sewickley, PA

•	Taxable relocation expenses will be grossed up for taxes
Please indicate your acceptance of our offer by signing below and returning to my attention by a confidential fax at 239-274-5186. By signing this letter you warrant that you are not a party to any agreement that would bar or limit the scope of your employment with Chico’s FAS, Inc. As we discussed, this offer is contingent upon a successful background check, references and an evaluation

Michael J. Leedy
February 8, 2006

from Organizational Diagnostics, Dr. Bud Bolton. To enable us to complete the background check, please sign and return the attached Background Inquiry Authorization form.
Michael, we are looking forward to having you on our Chico’s team. Let me be the first to welcome you aboard! We are sure you will find it a challenging and rewarding experience.
If you have any questions, please feel free to call me at 239-274-4239.
Regards,
/s/ Brett K. Avner
Brett Avner
Senior Vice President Human Resources

Accepted by:

/s/ Michael James Leedy	APRIL 3RD, 2006

Michael James Leedy	Date

Michael J. Leedy
February 8, 2006

Chico’s FAS, Inc. Relocation Offer Addendum — Michael James Leedy
Chico’s FAS, Inc. (Chico’s) hereby includes as part of it’s Offer of Employment to Michael James Leedy, an offer to purchase his home through a designated third-party relocation vendor. One of the most expensive portions of the relocation process is the sale of the current residence. Chico’s will provide home marketing and home sale assistance to you. We anticipate as a relocating Associate that you will take full advantage of this assistance.
It is very important that you refrain from contacting any real estate agents until you have reviewed the relocation offer and talked with Chico’s third-party relocation vendor. The program has been designed to help you effectively market your home and to achieve a sale in the shortest amount of time.
In order to qualify to have your home purchased through Chico’s relocation offer, we require that you:
•	Not sign a listing agreement. Chico’s designated third-party relocation vendor will enter into the listing agreement with the real estate broker but instead you will enter into an Option and Put Agreement with Chico’s designated third-party relocation vendor giving them the exclusive right to purchase your home at fair market value which will be determined by appraisals or a market driven offer.
•	Cooperate with Chico’s designated third-party relocation vendor in the marketing of your home.
•	Not sign any contract with a buyer nor accept any money from a buyer as earnest money or down payment and Inform Chico’s and Chico’s designated third-party relocation vendor of all outside offers you receive.
Although Chico’s and Chico’s designated third-party relocation vendor will work with you to obtain the best possible price for your home, prior to completion of the appraised value sale process, fluctuations in property value due to changing market conditions are an inherent risk of home ownership and not the responsibility of Chico’s. After the appraised value purchase from you is complete, gains or losses on the sale of the home will be the responsibility of Chico’s designated third-party relocation vendor.
Chico’s designated third-party relocation vendor is responsible for ensuring the closing process is well managed and cost-efficient. They ensure all legal issues are addressed, including arranging for title work and required inspections. If you feel a personal attorney is necessary to protect your interests, the cost of such services will be your responsibility and payment must be made outside the closing process.
Appraised Value Sale Process
In order to determine the value at which Chico’s designated third-party relocation vendor will purchase your home, they will provide you with a list of qualified appraisers from which you should select two. Chico’s designated third-party relocation vendor will order fair market value appraisals of your home from the selected appraisers at a time dictated by Chico’s designated third-party

Michael J. Leedy
February 8, 2006

relocation vendor program. The average of the two appraised values will be designated as the appraised value offer amount, unless they differ by more than 5%. In that case, a third is obtained and the average of the two closest is the appraised value. Chico’s designated third-party relocation vendor will provide you with an offer to purchase your home for the appraised value after 60 days of marketing. You will have 30 days from the offer date to return a fully executed contract of sale, signifying acceptance of the offer.
Closing the Sale and Obtaining Your Equity
Once you have accepted the appraised value offer, Chico’s designated third-party relocation vendor will assume responsibility for all mortgage payments, utilities and maintenance as of the date of possession. Possession is defined as ninety days after the start of your employment with Chico’s, or earlier if sold prior to that date.
Your equity will be your sales price minus your unpaid mortgage balance(s), tax pro-rations(s), costs of any repairs and all other liens against your property.
Offers Received Prior to May 16th
You are obligated to bring all offers on your home to Chico’s designated third-party relocation vendor attention. To minimize overall costs to Chico’s, it may be preferable in some cases to accept an offer below the appraised value during the period prior to May 15, 2006. If Chico’s designated third-party relocation vendor determines it would be in their best interest to accept an offer below appraised value, this will be discussed with you. If a mutual decision is made to accept the offer, you will receive the appraised value for the home.
Amended Value Sales
If prior to May 15, 2006, Chico’s designated third-party relocation vendor receive a bona fide written offer to purchase the home at a price (the amended value) above the appraised value, Chico’s designated third-party relocation vendor will review and approve the offer and consult with you as to whether you will accept the offer. The appraised value amount will be amended to match the terms negotiated between Chico’s designated third-party relocation vendor, you and the outside buyer. Once you execute the amended value contract, Chico’s designated third-party relocation vendor will purchase the property from you and will attempt to resell the property to the third-party. If such an offer is received before you receive a contract of sale for the appraised value, the appraised value will still be amended to the higher amount and the above procedures will apply. Once Chico’s designated third-party relocation vendor executes this contract, should the bona fide offer subsequently fall through, you will still receive the higher price.
Relocation Payback Provision
If you fail to start with the organization after having accepted our offer, you agree to repay all relocation costs paid on your behalf. If you voluntarily leave the company one year or less after your start date, you will be required to pay back to Chico’s 67% percent of the relocation costs and associated expenses paid on your behalf. If you voluntarily leave the company between one and two years of your start date, you will be required to pay back to Chico’s 33% percent of the relocation costs and associated expenses paid on your behalf.